

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Jeff Shaner
President and Chief Executive Officer
Aveanna Healthcare Holdings, Inc.
400 Interstate North Parkway SE
Atlanta, Georgia 30339

      **Re:  Aveanna Healthcare Holdings, Inc.**
           **Form 10-K for the Fiscal Year Ended December 31, 2022**
           **Filed March 16, 2023**
           **File No. 001-40362**

Dear Jeff Shaner:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services